UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               PERINI CORPORATION
                                (Name of Issuer)

                                Common Stock and
                Series B Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                 713-839108
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 12


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          93,837.85
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     1,985,627
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     93,837.85
                                                        (of Series B Shares)**
                                                                     1,985,627
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    93,837.85
                                                        (of Series B Shares)**
                                                                     1,985,627
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 61.51%
                                                        (of Series B Shares)**
                                                                        27.99%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         117,513.24
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,474,677
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 77.01%
                                                        (of Series B Shares)**
                                                                        32.63%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         117,513.24
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,474,677
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 77.01%
                                                        (of Series B Shares)**
                                                                        32.63%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 12

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         117,513.24
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,474,677
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   117,513.24
                                                        (of Series B Shares)**
                                                                     2,474,677
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 77.01%
                                                        (of Series B Shares)**
                                                                        32.63%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 12

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON      THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          23,675.39
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                       489,050
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     23,675.39
                                                        (of Series B Shares)**
                                                                       489,050
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    23,675.39
                                                        (of Series B Shares)**
                                                                       489,050
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 15.52%
                                                        (of Series B Shares)**
                                                                         8.66%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 12

Item 1.  Security and Issuer
----------------------------
This Schedule 13D Amendment No. 2 relates to the Series B Cumulative Convertible Preferred Stock (the "Series B Shares") of the Perini Corporation (the "Issuer") and the common stock of the Issuer into which such stock is convertible. This Amendment is being filed because the Reporting Persons received certain additional Series B Shares as dividends on the Series B Shares originally acquired from the Issuer.

Item 2.  Identity and Background
--------------------------------
This Schedule 13D Amendment No. 2 is filed by and on behalf of PB Capital Partners, L.P. ("PB Capital"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Non-Profit Organizations ("The Common Fund" and, collectively with the other persons named in this paragraph, the "Reporting Persons").

Item 2 from Schedule 13D Amendment No. 1 is supplemented with the following additional information:

The Common Fund is a New York non-profit corporation. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. RCBA L.P. is an investment advisor for The Common Fund and has discretion to vote and dispose of the Series B Shares held by it for the benefit of The Common Fund.

The Trustees and Principal Officers of The Common Fund (including principal occupations and addresses) are as follows:

Trustees
--------
Paul J. Aslanian                            Robert D. Flanigan, Jr.
Vice President for Finance & Planning       Vice President for Business and
Swarthmore College                             Financial Affairs & Treasurer
500 College Avenue                          Spelman College
Swarthmore, PA 19081-1397                   350 Spelman Lane, S.W., Box 589
                                            Atlanta, GA 30314-4399
Robert L. Bovinette
President                                   Caspa L. Harris, Jr.
The Common Fund                             Consultant and Attorney
450 Post Road East                          39109 John Wolford Road
Westport, CT 06881                          Waterford, VA 20197

John B. Carroll                             Norman G. Herbert
President                                   Associate Vice President
GTE Investment Management Corp.                & Treasurer
Tresser Boulevard                           University of Michigan
Seventh Floor                               5032 Fleming Administration Bldg.
Stamford, CT 06901                          Ann Arbor, MI 48109-1340


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 12

Mayree C. Clark                             Louis W. Moelchert
Managing Director, Global Research          Vice President for Business
Morgan Stanley & Co., Inc.                     and Finance
1251 Avenue of the Americas                 University of Richmond
New York, NY 10020                          Campus Drive, Room 202
                                            Maryland Hall
William C. Hromadka                         Richmond, VA 23173
Treasurer and Assoc Sr Vice President
University of Southern California           Robert D. Pavey
University Park, Treasurer's Office         General Partner
BKS 402 - Bookstore Building                Morgenthaler Ventures
Los Angeles, CA 90089-2541                  629 Euclid Avenue, Suite 700
                                            Cleveland, OH 44114

David M. Lascell                            Andre F. Perold
Partner                                     Sylvan C. Coleman Professor
Hallenbeck, Lascell, Norris & Zorn             of Financial Management
One Exchange Street                         Harvard University Graduate School
Rochester, NY 14614-1403                       of Business
                                            Morgan Hall, 367, Soldiers Field
John T. Leatham                             Boston, MA 02163
Chairman and Chief Executive Officer
Security Health Providers, Inc.             Robert S. Salomon, Jr.
Drake Oak Brook Plaza                       Principal
2215 York Road, Suite 206                   STI Management LLC
Oak Brook, IL 60521                         36 Flying Cloud Road
                                            Stamford, CT 06902
David J. Meagher
Vice President for Finance & Treasurer      William T. Spitz
Loyola University of Chicago                Treasurer
840 North Wabash                            Vanderbilt University
Chicago, IL 60611                           102 Alumni Hall
                                            Nashville, TN 37240-0159

Principal Officers Who Are Not Trustees
---------------------------------------

Todd E. Petzel                              Curt R. Tobey
Executive Vice President                    Senior Vice President
   and Chief Investment Officer
                                            William P. Miller III
John S. Griswold, Jr.                       Senior Vice President and
Senior Vice President                        Independent Risk Oversight Officer

Maria L.C. Tapia                            Marita Wein
Senior Vice President                       Vice President and Secretary

The address of each of the above principal officers of The Common Fund who are not Trustees is: The Common Fund, 450 Post Road East, Westport, CT 06881-0909. Each of the Trustees and principal officers listed above is a citizen of the United States. Although The Common Fund might be deemed to be part of a group by virtue of its acquisition of the Series B Shares, The Common Fund


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 9 of 12

disclaims acting as a group and disclaims "beneficial ownership" in the shares of each other person.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
No change.

Item 4.	Purpose of Transaction
----------------------------------
No change.   On April 9, 1997, the Issuer issued 1,487.85 additional Series B
Shares to PB Capital as payment-in-kind dividends payable on PB Capital's pre-existing Series B Shares, and 375.39 additional Series B Shares to The Common Fund as payment-in-kind dividends payable on The Common Fund's pre-existing Series B Shares.

Item 5.	Interest in Securities of the Issuer
------------------------------------------------
(a),(b) According to the Issuer's most recent 10Q, there were no shares of Series B Shares and 5,155,811 of Common Stock issued and outstanding as of May 10, 1997.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following holdings and corresponding percentage interests in the Series B Shares and Common Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):

                                                        Total Common Shares
                                Series B Shares          (after conversion)
                            ---------------------      ---------------------
Name                        No. Owned     % Owned      No. Owned     % Owned
-----------------           ---------     -------      ---------     -------
PB Capital                  93,837.85      61.51%      1,985,627(1)   27.99%
The Common Fund             23,675.39      15.52%        489,050       8.66%
RCBA L.P.                  117,513.24      77.01%      2,474,677(2)   32.63%
RCBA Inc.                  117,513.24      77.01%      2,474,677(3)   32.63%
Richard C. Blum            117,513.24      77.01%      2,474,677(4)   32.63%

(1) Includes 4,727 shares of common stock of Issuer owned by RCBA L.P., and 42,540 shares of common stock of Perini Corporation owned by the United Brotherhood of Carpenters and Joiners of America Local Unions Councils Pension Fund ("UBC"), which is a limited partner in PB Capital.

(2) Includes shares of common stock of Issuer as follows: 1,980,900 shares owned by PB Capital and one of its limited partners, UBC; and, 489,050 shares owned by The Common Fund. RCBA L.P. is the general Partner of PB Capital and investment advisor to The Common Fund. RCBA L.P. disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(3) Includes shares of common stock of Issuer as follows: 1,980,900 shares owned by PB Capital and one of its limited partners, UBC; 489,050 shares owned


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 12

by The Common Fund; and 4,747 shares owned by RCBA L.P. RCBA Inc. is the general Partner of RCBA L.P., which is the general partner of PB Capital and investment advisor to The Common Fund. RCBA Inc. disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(4) Includes shares of common stock of Issuer as follows: 1,980,900 shares owned by PB Capital and one of its limited partners, UBC; 489,050 shares owned by The Common Fund; and 4,747 shares owned by RCBA L.P. Richard C. Blum is a significant stockholder and chairman of RCBA Inc., the general partner of RCBA L.P., which is the general partner of PB Capital and investment advisor to The Common Fund. Mr. Blum disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c)	The Reporting Persons have engaged in no transaction involving such shares or the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement.

(d), (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer
----------------------------------------------------------------------
Except as previously disclosed, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, RCBA L.P. has the power to vote and dispose of the Series B Shares held by it for the benefit of the Common Fund.

Item 7.	Material to Be Filed as Exhibits
--------------------------------------------
Exhibit A   Joint Filing Undertaking


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 11 of 12

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 29, 1997


RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------        -----------------------------------
    Marc T. Scholvinck                     Marc T. Scholvinck
    Managing Director and                  Managing Director and
    Chief Financial Officer                Chief Financial Officer



PB CAPITAL PARTNERS, L.P.               /s/ Marc T. Scholvinck
                                        --------------------------------------
By  Richard C. Blum & Associates,       RICHARD C. BLUM
    L.P., its General Partner
                                        By  Marc T. Scholvinck,
    By  /s/ Marc T. Scholvinck              Attorney-in-Fact
        --------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer



THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

By  Richard C. Blum & Associates, L.P.,
    its Investment Advisor

    By  /s/ Marc T. Scholvinck
        -------------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 12 of 12

                                  Exhibit A

	                    Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:	May 29, 1997



RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------        -----------------------------------
    Marc T. Scholvinck                     Marc T. Scholvinck
    Managing Director and                  Managing Director and
    Chief Financial Officer                Chief Financial Officer



PB CAPITAL PARTNERS, L.P.               /s/ Marc T. Scholvinck
                                        --------------------------------------
By  Richard C. Blum & Associates,       RICHARD C. BLUM
    L.P., its General Partner
                                        By  Marc T. Scholvinck,
    By  /s/ Marc T. Scholvinck              Attorney-in-Fact
        --------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer



THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

By  Richard C. Blum & Associates, L.P.,
    its Investment Advisor

    By  /s/ Marc T. Scholvinck
        -------------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer